March 20, 2014

ETFIS CAPITAL LLC

317 Madison Ave Ste 920

New York NY 10017

VIA EDGAR

U.S. Securities and Exchange Commission

Division Of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE: ETFis Series Trust II (filed under Accession # 0000891092-14-002161)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ETFis Series Trust II (the “Registrant”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statements on Form N-1A for the Registrant, filed under Accession # 0000891092-14-002161, all exhibits thereto, (the “Registration Statement”). The Registration Statement was originally filed with the Commission due to a technical error on March 19, 2014.

The Registration Statement is being withdrawn at the suggestion of the Commission. The Registration Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statements. The Registrant believes that the withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the account of the Registrant for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Lawrence Vincent of Marino Partners LLP, at (914) 368-4525.

Very truly yours,

ETFis Capital LLC

By: /s/ Matthew Brown

       Matthew Brown